

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2009

Mr. Neil McMillan
President and Chief Executive Officer
Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan
Canada, S7K 5M5

       Re: **Claude Resources Inc.**
               Form 40-F for the Fiscal Year Ended December 31, 2008
               Filed March 30, 2009
               Response Letter Dated November 13, 2009
               File No. 001-31956

Dear Mr. McMillan:

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                       Sincerely,

                       Mark C. Shannon
                       Branch Chief